Exhibit 99.1

SciSparc’s Drug Discovery Joint Venture MitoCareX Bio Successfully Reached First Milestone for its Future Machine Learning System

MitoCareX established its initial cloud-based computing infrastructure

TEL AVIV, Israel, Feb. 17, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that its MitoCareX Bio Ltd. (“MitoCareX Bio”) joint venture, which focuses on the discovery and development of potential drugs for cancer, rare diseases and other life-threatening conditions, has achieved its first milestone pursuant to the March 10, 2022 Founders and Investment Agreement with respect to MitoCare X Bio (the “MitoCareX Bio Agreement”).

The first milestone refers to the establishment of MitoCareX Bio’s cloud-based computing infrastructure that is expected to allow its future expansion into machine learning system. The system is harnessed to investigating mitochondrial carriers that are crucial for cell viability.

As a result of MitoCareX Bio meeting this milestone, SciSparc will invest an additional $400,000 in MitoCareX Bio and increase its share ownership in MitoCareX Bio from 31.48% to 41.92%.

As mitochondrial carriers hold a significant role in transporting necessary metabolites for cell functioning and survival across the inner mitochondrial membranes, the Company believes that various life-threatening conditions, such as cancer and rare diseases, might be treated by regulating the function of mitochondrial carriers. In humans, the mitochondrial carrier family (Solute Carrier Family 25, SLC25) consists of 53 members and is the largest solute transporter family.

MitoCareX Bio is currently performing virtual screening activities as well as further developing its computationally based drug discovery platform to enable its planned machine learning capabilities. MitoCareX Bio’s innovative research is partly based upon successful proof-of-concept experiments previously performed in the United Kingdom.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also has a wholly-owned subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses advantages and benefits of MitoCareX Bio’s cloud computing and that it is expected to allow future expansion into machine learning system, that SciSparc will invest an additional $400,000 and increase its share ownership in MitoCareX Bio from 31.48% to 41.92%, and the Company’s belief that various life-threatening conditions, such as cancer and rare diseases, might be treated by regulating the function of mitochondrial carriers. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055